UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549-0402

02031731

DIVISION OF
CORPORATION FINANCE

March 27, 2002

Thomas C. Wilcox
601 Indiana Avenue, N.W.
Suite 500
Washington, DC 20004

Paul M. Neuhauser
134 Opal
Balboa Island, CA 92662

Act 1934
Section 14A-8
Rule
Public Availability 3/27/2002

Re: Safeway Inc.
Reconsideration request dated March 19, 2002

PROCESSED
MAY 22 2002
THOMSON
FINANCIAL

Dear Messrs. Wilcox and Neuhauser:

This is in response to your letters dated March 19, 2002, March 20, 2002 and March 21, 2002 concerning a shareholder proposal submitted to Safeway by Ms. Evelyn Y. Davis. On March 7, 2002, we issued our response expressing our informal view that we would not recommend enforcement action to the Commission if Safeway excluded the shareholder proposal from its proxy materials in reliance on rule 14a-8(h)(3). You have asked us to reconsider our position.

After reviewing the information contained in your letters, we find no basis to reconsider our position.

Sincerely,

Martin P. Dunn

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Meredith S. Parry
Vice President – Corporate Law
and Secretary
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94558-3229

Thomas C. Willcox
Attorney at law
601 Indiana Avenue, N.W.
Suite 500
Washington, D.C. 20004
Office: (202) 638-7541
Fax: (202) 628-2881
Member, District of Columbia and
Pennsylvania Bars

Paul M. Neuhauser
Attorney at Law
134 Opal
Balboa Island, CA 92662
Tel: (949) 673-5223
Member, New York and Iowa Bars
Of Counsel

COPY

March 19, 2002

Alan Beller
Director, Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to the Safeway Corporation by **MRS. EVELYN Y. DAVIS**

Dear Mr. Beller:

We are writing to you on behalf of Mrs. Evelyn Y. Davis, who has submitted a shareholder proposal to Safeway, Inc ("Safeway" or the "Company")for consideration at its 2002 meeting of shareholders. Mrs. Davis submitted the shareholder proposal on May 20, 2001 and the Company submitted a request to the Securities and Exchange Commission for a no-action letter on December 28, 2001, on the ground that Mrs. Davis had been absent from Safeway's May 8th 2001 annual meeting (the "Meeting") for which she had submitted a shareholder proposal that had appeared in Safeway's 2001 proxy statement and thus that her proposal for the 2002 meeting of shareholders was barred by Rule 14a-8(h)(3).

On January 3, 2002, Ms. Davis submitted a one-sentence letter from Doctor Malakoff (Exhibit A) in an attempt to show good cause for her absence from the meeting. On March 7, 2002, the staff granted Safeway a no-action letter.

We hereby request reconsideration of the staff's grant of the no-action letter and are submitting herewith additional evidence that Mrs. Davis was ill, and therefore had good cause for her absence from the Meeting.

Exhibit B is a more detailed letter from Dr. Katalin Roth, who is Mrs. Davis' physician in Dr. Malakoff's absence, and who reviewed the records of her treatment at the time, and concluded that Mrs. Davis could not have traveled on May 7th or May 8th, 2001. Exhibit C is a letter from Dr. Michael Hill, Professor of Radiology at George Washington University, who gave

Mrs. Davis medical tests on May 7th, 2001 together with medical records detailing said testing. Dr. Hill notes his opinion that Ms. Davis was unable to travel at that time. Finally, Exhibit D is a section of Mrs. Davis' newsletter, "HIGHLIGHTS AND LOWLIGHTS,"- which was written and published in July 2001 and sent by Mrs. Davis to SEC Chairman Harvey Pitt - describing the physical limitations imposed by her illness.

Mrs. Davis is a resident of the District of Columbia. In light of this fact and the medical difficulties described above, it is clear that she could not travel in the air on either May 7th or May 8th 2001, and therefore had good cause not to attend the annual meeting of Safeway held in California on May 8th.

In light of the above, it is clear that if illness is not good cause under Rule 14a-8(h)(3), it is hard to imagine anything that would be.

In the event that reconsideration of the earlier Staff decision does not change the Staff's ruling, please request the Commission to review the Staff determination.

Sincerely yours,

Thomas C. Willcox

Paul M. Neuhauser

Carbon Copies:

Kier Gumbs
Special Counsel
Office of the Chief Counsel
and

Martin Dunn,
Chief Counsel, Division of Corporate Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
BOTH VIA HAND DELIVERY AND FAX: (202) 942-9525

Linda C. Sayler
Senior Corporate Counsel
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588
VIA FAX (925) 467-3214

Scott R. Haber, Esquire
Latham & Watkins
501 Montgomery Street
Suite 1900
San Francisco California 94111
VIA FAX (415) 395-8095

Ex A, p.

EVELYN Y DAVIS
EDITOR
HIGHLIGHTS AND LOWLIGHTS
WATERGATE OFFICE BUILDING
2600 VIRGINIA AVE. N.W. SUITE 215
WASHINGTON, DC 20037

(202) 737-7755 OR
(202) 338-8989

January
~~February~~ 4, 2002

Harvey Pitt, Chairman
SECURITIES AND EXCHANGE COMMISSION
450-Fifth Street N.W.
Washington, D.C. 20549

Dear Harvey:

I received a letter from SAFEWAY a few days ago(yesterday actually) re my resolution.

FIRST OF ALL, I was absent for GOOD cause; I was ill, a fact reported in many publications such as the New York Times, The Washington Post and others!!!!!!! I missed most meetings during the first half of 2001.
I am ENCLOSING hereby a copy of the letter from my physician Dr. Gary Malakoff, Chairman Department of Internal Medicine, George Washington Medical Center. As you probably know Dr. Malakoff is one of Washington's top doctors. Amongst hispatients are Vice-President Dick Cheny, The DEAN of the GW Mdical School, as well as the President of the University and many, many others of distinction.

As to my not being "represented" at the meeting, the enclosed letter from Safeway signed by its CEO Steve Burd acknowledges their willingness to introduce the resolution. THEY(Safeway) have been doing this for my resolutions for many, many years, so HOW COME all of a sudden they come up with their NONSENSE.

So certainly, MY resolution has to be ~~enclosed~~ included the proxy statement for 2002!!!
A lawyer is just trying to make a fee for himself!!!

Harvey, I wish you and your family a HAPPY NEWS YEAR!!!!

ENCS. Letter from SAFEWAY
and Letter from Dr. Malakoff

CC Steve Burd, Safeway CEO

[signature]

P.S. I did notify the Company prior to the annual meeting of my illness!!!by telephone.

The George Washington University
WASHINGTON DC
MEDICAL CENTER

DIVISION OF GENERAL INTERNAL MEDICINE

January 3, 2002

I had GASTRITIS, REFLUX
AND DIARRHEA on THOSE DAYS..
GP

RE: EVELYN Y. DAVIS

To Whom It May Concern,

Mrs. Evelyn Y. Davis was under my medical care during May 7, 2001 – May 8, 2001. During this time, she was unable to travel for medical reasons. Please contact me with any other needed information.

Sincerely,

Gary Malakoff, MD, FACP
Associate Professor of Medicine
Director, Division of General Internal Medicine

DEPARTMENT OF MEDICINE
THE H.B. BURNS MEMORIAL BUILDING • 2150 PENNSYLVANIA AVE., N.W. • WASHINGTON, DC 20037
(202) 994-5400 • FAX (202) 994-2938

The George Washington University
WASHINGTON DC
MEDICAL FACULTY ASSOCIATES

DEPARTMENT OF MEDICINE
DIVISION OF GENERAL INTERNAL MEDICINE

March 18, 2002

Re: Evelyn Y. Davis

To Whom It May Concern:

Ms. Evelyn Y. Davis is a patient under the care of physicians at the George Washington University Medical Faculty Associates. Her primary care internist is Dr. Gary Malakoff, who is away. I have been seeing Ms. Davis for the past two months; I have reviewed her records. At the time in question – April & May of 2001 – Ms. Davis suffered from abdominal pain, gallstones and gastroesophaeal reflux. Reactions to the prescribed medication also created a problem. Travel was very difficult for her at that time. On the dates in question, May 07 and May 08, 2001, Ms. Davis was indisposed because of these medical conditions and could not travel.

Sincerely,

Katalin Roth, M.D.

KR/wfd

2150 PENNSYLVANIA AVE, N.W. • SUITE 2-105 • WASHINGTON, DC 20037 • (202) 994-2222 • FAX (202) 994-2938

George Washington University
WASHINGTON DC
MEDICAL FACULTY ASSOCIATES

DEPARTMENT OF RADIOLOGY

March 18, 2002

To Whom It May Concern:

Ref: Evelyn Y. Davis

Patient Evelyn Y. Davis (medical record#086340) had an ultrasound of the abdomen on May 7th, 2001 and could not travel on that date.

Signed,

Michael C. Hill, M.D.
Professor of Radiology
Director, Abdominal Imaging

MCH/atd

DIAGNOSTIC RADIOLOGY DIVISION
901 23RD STREET., N.W. • WASHINGTON, DC 20037 • (202) 715-5155 • FAX (202) 715-5161

THE GEORGE WASHINGTON UNIVERSITY HOSPITAL
DEPARTMENT OF MEDICAL IMAGING
DIAGNOSTIC REPORT

PATIENT: EVELYN Y DAVIS

MED REC#: 00806340 US ABDOMEN UPPER 05/07/01012

VT: O
ROOM: O
D.O.S: 05/07/01
D.O.B: 08/16/29

SANDS K IRANI, M.D.
9425 LOCUST HILL ROAD
BETHESDA, MD 20814

ABDOMINAL ULTRASOUND:

CLINICAL HISTORY: Epigastric pain, evaluate for gallbladder stones.

FINDINGS:

The liver appeared normal.

No gallbladder stones or gallbladder wall thickening was seen.

The common bile duct had an internal diameter of 3 mm.

No biliary tract dilatation was seen.

The visualized pancreas appeared normal.

The long length of the right kidney measured 8.5 cm

The long length of the left kidney measured 9.8 cm

There was no evidence of hydronephrosis, shadowing stones or cysts involving either kidney.

There was no evidence of splenomegaly.

No ascites was seen.

IMPRESSION: Normal abdominal ultrasound. No evidence of gallbladder stones or biliary tract dilatation.

3/18/02 Patient could not travel on this date due to having this examination.

Michael C. Hill, M.D.
J# 290385

cc: Gary Malakoff, M.D.
Department Of Medicine, GWU Medical Ctr.

[signature]

05/07/01 012

05/08/01 TYPED
LLB 05/07/01 RELEASED BY: MICHAEL C HILL, M.D.

PATIENT: EVELYN Y DAVIS
MED REC#: 00806340

The 2001 Press (continued)

from Highlights and Lowlights [illegible] July 2001

MAGAZINES, TRADE PUBLICATIONS AND BOOKS

Fortune Magazine had an interesting article about stockholder meetings. It was very amusing and called "Bring Me The Head Of Your Board Chairman" written by Lee Clifford!!!

IRRC was superb with **General Motors**, **Verizon** and other companies!!!

Entertainment companies such as **AOL Time Warner**, **Disney** and **Viacom** were noted in **Variety**!!!

Books to Read: OF course, EVERYONE wishes to read Jack Welch's Book!!!

And now we go into another subject: OUR ILLNESS during part of the 2001 season: We had a face-lift in December 2000 at which time OUR blood pressure went up!!! The doctor who had prescribed only one-half of the minimum Tenormin (a beta blocker made by **Astra Zeneca**) raised it to the regular minimum dose and within a VERY short time just a few weeks we developed Hypoglycemia (Diabetes opposite). It was like living hell, progressing to anxiety, gastritis, IBS (irritable bowel syndrome, reflux – you name it) The Hypoglycemia and the other side effects lasted for over three months of hell on earth. Thank goodness it was not chronic (Chronic is a condition which last for longer than six months.) We have learned OUR lesson. ONLY diet and exercise from now on for us!! NO MORE BLOOD PRESSURE MEDICATIONS!!!! Everyone can buy now the Physician's Desk Reference and the Merck Manual which can give you some basic medical knowledge. Tenormin is a dangerous drug and should be taken off the market. It was heavily promoted in the Washington area. Doctors received research grants, trips to medical conventions in resort areas, etc.!!! Everyone we know who has taken Tenormin had side effects and had to be taken off it .

So it took us several months, but we are well now. Many CEO's wrote or telephoned us with

Thomas C. Willcox
Attorney at law
601 Indiana Avenue, N.W.
Suite 500
Washington, D.C. 20004
Office: (202) 638-7541
Fax: (202) 628-2881
Member, District of Columbia and
Pennsylvania Bars

COPY

Paul M. Neuhauser
Attorney at Law
134 Opal
Balboa Island, CA 92662
Tel: (949) 673-5223
Member, New York and Iowa Bars
Of Counsel

March 20, 2002

Alan Beller
Director, Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to the Safeway Corporation by **MRS. EVELYN Y. DAVIS**

Dear Mr. Beller:

This letter responds to the two concerns you raised to us yesterday in the above-referenced matter: (1) that Mrs. Davis' efforts to have Safeway promise to introduce her resolution in her absence suggests she did not intend to attend the Meeting; and (2) that Mrs. Davis could have used a designee to present her proposal when she knew her medical difficulties would prevent her from attending the Meeting.

With respect to your first concern, Mrs. Davis regularly obtains similar commitments regarding proposal introduction from the corporations whose stock she owns, whether she is planning to attend the meeting or not. For example, just in 2001, she obtained such a commitment from: Bristol-Myers Squibb Company for its May 1, 2001 Annual Meeting, and attended that company's meeting anyway. See Exhibit A.

With respect to your second concern, Mrs. Davis' actions in early May 2001 demonstrate she intended to attend the Safeway Meeting. Mrs. Davis has been a Safeway customer and shareholder for many years. While she admires the Company and its operations, she had some concerns she wished to bring up publicly. However, the events set forth below show that while she wished to attend, unexpected intervening medical circumstances prevented her from so doing.

As noted above, on the First of May, Mrs. Davis attended the Bristol-Myers Squibb Annual Meeting in Wilmington, Delaware - a short train ride from Washington - even though she was not feeling well (the CEO permitted her to read her resolution as the first agenda item so that she could leave early). She then had medical tests on Wednesday, May 2, 2002, indicating some gastrointestinal difficulties. Exhibit B. Notwithstanding her discomfort, she attended the Annual Meeting of Carr American Realty on Thursday, May 3rd in Washington, D.C. and that of Marriott International - also in Washington, D.C. - on Friday, May 4th (as with the Bristol-Myers Annual Meeting, she was permitted to read her resolution and leave early).

On either Thursday May 3rd or Friday, May 4th, on the advice of Dr. Gary Malakoff (who is also Vice President Cheney's internist) that she schedule additional testing on Monday, May 7th (discussed in our earlier letter), Mrs. Davis determined that she could not attend the Safeway Annual Meeting.

Thus, Mrs. Davis determined only two to three business days prior to the Safeway Annual Meeting that she could not be there. Given this short time frame, it would not have been possible for her to have found a qualified representative - one who is thoroughly familiar with annual meeting procedures - to attend the Safeway Annual Meeting.

Please let us know if you have any additional concerns for us to address.

Sincerely yours,

Thomas C. Willcox

Thomas C. Willcox

Carbon Copies:

Kier Gumbs
Special Counsel
Office of the Chief Counsel
and

Martin Dunn,
Chief Counsel, Division of Corporate Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
BOTH VIA HAND DELIVERY AND FAX: (202) 942-9525

Linda C. Sayler
Senior Corporate Counsel
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588
VIA FAX (925) 467-3214

Scott R. Haber, Esquire
Latham & Watkins
501 Montgomery Street
Suite 1900
San Francisco California 94111
VIA FAX (415) 395-8095

Bristol-Myers Squibb Company
345 Park Avenue New York, NY 10154-0037 212 546-4310

Charles A. Heimbold, Jr.
Chairman and
Chief Executive Officer

March 27, 2001

VIA FEDERAL EXPRESS

Mrs. Evelyn Y. Davis
Watergate Office Building
2600 Virginia Avenue, N.W.
Suite 215
Washington, D.C. 20037

Dear Evelyn:

In Wilmington, Delaware

Following up on our telephone conversation, this will confirm that should you decide not to attend our Annual Meeting of Stockholders on May 1, 2001, we will follow our usual practice and have your proposal introduced at the meeting by a representative of the Company.

Sincerely,

Charlie

/mr

I did attend
Shortly.
The CEO let me
introduce my Resolution
in the beginning of the meeting.
after that I immediately went back to Washington
By train

THE GEORGE WASHINGTON UNIVERSITY HOSPITAL
DEPARTMENT OF MEDICAL IMAGING
DIAGNOSTIC REPORT

PATIENT: EVELYN Y DAVIS

MED REC#: 00806340 DX UGI W/KUB W/SM BW FOL THRU 05/02/01126

VT: O
ROOM: OUTPT
D.O.S: 05/02/01
D.O.B: 08/16/29

GARY MALAKOFF,M.D
2150 PENN AVE, NW
ACC 3-421
WASHINGTON, DC 20037

CLINICAL HISTORY: A 71-year-old female with abdominal discomfort. The patient is unable to tolerate fruit and vegetables. Please evaluate.

TECHNIQUE: Barium swallow, upper GI series with small bowel follow through dated 05/02/01.

FINDINGS: The scout view demonstrates a normal bowel gas pattern. There is no evidence of organomegaly or suspicious calcifications. No acute bony pathology is seen.

The mucosal pattern of the esophagus, stomach and duodenum is normal. There is no evidence of an ulcer, esophagitis or a mass. Mild gastroesophageal reflux is noted. The small bowel is normal, there is no evidence of bowel wall narrowing or a mass. The terminal ilium is visualized and it is normal.

IMPRESSION:

1. Mild gastroesophageal reflux, otherwise normal study.

Anette M. Virta-Paras, M.D.

I attest to the fact that I have reviewed the above images and agree with the above.

Michael C. Hill, M.D.
J# 288969

05/02/01 126 s/ ANETTE M VIRTA-PARAS, M.D.

05/03/01 TYPED
JR 05/02/01 RELEASED BY: MICHAEL C HILL, M.D.
DP RADIOLOGY REPORTS PRINTER

Thomas C. Willcox
Attorney at law
601 Indiana Avenue, N.W.
Suite 500
Washington, D.C. 20004
Office: (202) 638-7541
Fax: (202) 628-2881
Member, District of Columbia and
Pennsylvania Bars

Paul M. Neuhauser
Attorney at Law
134 Opal
Balboa Island, CA 92662
Tel: (949) 673-5223
Member, New York and Iowa Bars
Of Counsel

COPY

March 21, 2002

Alan Beller
Director, Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Shareholder Proposal Submitted to the Safeway Corporation by **MRS. EVELYN Y. DAVIS**

Dear Mr. Beller:

This letter seeks to clear up the unfortunate implication of yesterday's communication by Mr. Willcox that either he or I had spoken to you personally the other day. In fact, neither of us spoke to you - I alone spoke to another member of the staff.

In addition, the conversation I had was limited to obtaining a better understanding of what the SEC Staff feels are the general requirements of a Rule 14a-8(h)(3) showing of good cause. No attempt was made to "lobby" the Staff on the shareholder proposal at issue.

Mr. Willcox and I apologize for any misunderstandings yesterday's letter may have caused.

Sincerely yours,
Paul M. Neuhauser/TCW
Paul M. Neuhauser

Carbon Copies:

Kier Gumbs
Special Counsel
Office of the Chief Counsel
and

Martin Dunn,
Chief Counsel, Division of Corporate Finance
Securities & Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
BOTH VIA HAND DELIVERY AND FAX: (202) 942-9525

Linda C. Sayler
Senior Corporate Counsel
Safeway, Inc.
5918 Stoneridge Mall Road
Pleasanton, California 94588
VIA FAX (925) 467-3214

Scott R. Haber, Esquire
Latham & Watkins
501 Montgomery Street
Suite 1900
San Francisco California 94111
VIA FAX (415) 395-8095